MARRIOTT HOTEL PROPERTIES
LIMITED PARTNERSHIP____________________________________________________________
                                                 DEPARTMENT 924.25 301/380-2070
                                                 10400 FERNWOOD ROAD
                                                 BETHESDA, MARYLAND 20817

November 19, 1996

Re: Tender Offer for Units of
    Marriott Hotel Properties Limited Partnership

Dear Limited Partner:

  In the documents enclosed with this letter, an offer (the "Offer") is being made by MHP Acquisition Corp. (the "Purchaser"), a wholly owned direct subsidiary of Host Marriott Corporation, to purchase 450 outstanding limited partnership units of Marriott Hotel Properties Limited Partnership at a price of $80,000 per Unit. In the event more than 450 Units are tendered, the Purchaser will accept for payment 450 Units on a pro rata basis.

  The Offer presents a current opportunity to sell your Units if you require or desire liquidity. The Offer is subject to certain conditions, including the tendering of a minimum of 450 Units and the consent by Limited Partners holding a majority of outstanding Units to certain proposed amendments to the Partnership Agreement.

  The documents enclosed also include a Consent Solicitation Statement describing certain proposed amendments to the Partnership Agreement. Whether or not you desire to sell your Unit(s), you are encouraged to vote on the proposed amendments to the Partnership Agreement. Even if the Offer is not consummated, some or all of the amendments to the Partnership Agreement may be implemented, if they receive Limited Partner approval. Both the Purchaser and the General Partner urge you to read carefully all of the enclosed documents.

  You should note that since the General Partner is affiliated both with the Purchaser and Host Marriott Corporation, THE GENERAL PARTNER MAKES NO RECOMMENDATION TO ANY LIMITED PARTNER WHETHER OR NOT TO PARTICIPATE IN THE OFFER OR HOW TO VOTE HIS UNITS.

  If you wish to sell your Unit(s) at the offer price of $80,000 per Unit, please complete the enclosed Letter of Transmittal (yellow form). In addition, to vote on the proposed amendments to the Partnership Agreement, simply mark the appropriate ballot boxes on the enclosed Consent Form, sign and date the Consent Form (green form). Both the Letter of Transmittal and the Consent Form should be mailed in the enclosed postage-paid envelope to the address set forth on the back cover of the Offer to Purchase or faxed to 1-800-387-7365. The Offer will expire at 6:00 p.m., New York City time, on Friday, December 20, 1996, unless extended.

  If you have any questions about completing the Letter of Transmittal, Consent Form or any other document, please call the Information Agent:

                           Trust Company of America
                                (800) 955-9033

  If you have questions about the Offer beyond the basic terms, the Information Agent can also direct you to the party best able to answer your questions. In addition, as always, you may direct any questions to Host Marriott Investor Relations at (301) 380-2070.

  A representative of the Information Agent will be calling each Limited Partner to answer questions and provide assistance. However, if you have an unlisted telephone number, we encourage you to contact the Information Agent.

                                          Very truly yours,

                                          HOTEL PROPERTIES MANAGEMENT, INC.

                                          /s/ Bruce F. Stemerman

                                          Bruce F. Stemerman
                                          President

Enclosures

                 MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP

                           QUESTION AND ANSWER SHEET

(1) WHY IS HOST MARRIOTT INTERESTED IN PURCHASING MY UNIT(S)?

  Subsequent to the original sale of the Units, Marriott Corporation split in October 1993 into two separate companies--Host Marriott Corporation and Marriott International, Inc. Host Marriott Corporation (formerly known as Marriott Corporation) is now the parent of the General Partner and the Purchaser. Host Marriott Corporation's current corporate strategy includes the purchase of full-service hotels, and it has determined that the Partnership's hotels are valuable assets that would fit in well with this strategy. During 1996 through the period ended November 8, 1996, Host Marriott purchased or acquired controlling interests in 21 full service hotels totaling approximately 9,991 rooms in separate transactions. Current trends indicate that, through at least 1998, the outlook for the U.S. lodging industry remains positive. Consummation of the Offer will allow the Purchaser and, indirectly, Host Marriott, to have a greater economic interest in, and greater control of, the quality full service lodging properties owned by the Partnership. In addition, the Purchaser and Parent are making the Offer with a view to making a profit.

(2) WHY DOESN'T HOST MARRIOTT SIMPLY PURCHASE THE HOTELS OUTRIGHT?

  Host Marriott considered other possible alternatives, including an outright purchase of the Partnership's hotels. However, a sale of the Partnership's assets would result in the liquidation and termination of the Partnership. One factor that Host Marriott considered in deciding to make the Offer was that the Offer permits Unitholders to participate if they so desire, but will not force out Unitholders who wish to retain their investment. It was concluded that the Offer, by providing this choice, provided additional flexibility to Unitholders.

  Please remember that you have no obligation to tender your Units, nor is the General Partner expressing any view as to whether you should accept the Offer.

(3) HOW WAS THE OFFER PRICE FOR UNITS DETERMINED AND HOW DO I KNOW I AM GETTING A FAIR PRICE?

  The Offer Price was established by Host Marriott and is not the result of arm's length negotiations between Host Marriott and the Partnership. Host Marriott established the Offer Price based on its belief that such price would be both fair to the Unitholders and acceptable to Host Marriott in view of Host Marriott's desire to make a profit over time in connection with the transaction.

  Among the factors considered by Host Marriott and MHP Acquisition Corp. (the "Purchaser") in reaching the determination that consideration to be received by the Unitholders pursuant to the Offer is fair to the Unitholders were issues relating to the operations of the Partnership's hotels, alternative transactions available to the Partnership and structural considerations with respect to the Offer. In addition, the risks that are associated with the Partnership, such as the risks associated with the refinancing of the Partnership debt (due in 2000) and the risk that the operating performance of the hotels has already reached peak levels, are risks that Host Marriott, with its large portfolio of more than 77 hotels, is able and willing to bear. These same risks may be less attractive to current Unitholders, who do not have a diversified portfolio of hotel assets, and who may therefore find the liquidity afforded by the Offer an attractive means of liquidating their investment. These factors are described in more detail in the Offer under the caption "Position of Parent and Purchaser Regarding Fairness of the Offer."

  In addition, the Purchaser also obtained the opinion of American Appraisal Associates, Inc. ("American Appraisal") that the Offer Price is fair to the Unitholders from a financial point of view. In reaching this opinion, American Appraisal analyzed the value of the Units using a variety of generally accepted methods for determining valuation. The opinion of American Appraisal is attached to the Offer as Schedule III and should be read carefully.

(4) WHY IS THE OFFER ONLY FOR 450 UNITS?

  If 50% or more of the total interest in the Partnership's capital and profits are "sold or exchanged" within a twelve-month period, pursuant to
Section 708(b)(1) (B) of the Internal Revenue Code of 1986, as amended (the "Code"), a termination of the Partnership would occur for federal income tax purposes (a "Section 708 Termination"). This event would cause the average depreciation deductions available to non-tendering Unitholders to decrease for a period of time following the consummation of the Offer (thereby increasing the taxable income allocable to their Units each such year). Accordingly, to avoid a termination of the Partnership pursuant to a Section 708 Termination, Host Marriott is tendering for only 450 Units (approximately 45% of ownership interest in the Partnership). In the event more than 450 Units are validly tendered, Host Marriott will accept for payment 450 Units on a pro rata basis. For an illustration of how this proration will work, please see Question (5).

(5) HOW WILL THE PRORATION WORK IF MORE THAN 450 UNITS ARE VALIDLY TENDERED?

  To avoid a Section 708 Termination, Host Marriott is tendering for only 450 Units. In the event more than 450 Units are validly tendered, Host Marriott will accept for payment 450 Units on a pro rata basis.

  Below is an illustration of how the Offer Price of $80,000 is prorated assuming a Unitholder tenders one Unit and 600 Units are tendered in total:

               $80,000 (450 Units/ 600 Units, or 75%) = $60,000

  Thus, if 600 Units are tendered, Host Marriott, on a pro rata basis, will accept for payment 450 Units (75% of the tendered Units). A Unitholder tendering one Unit in this scenario would have 0.75 Units accepted for payment and would remain a Unitholder with respect to 0.25 Units.

  If proration occurs, a Unitholder will continue to receive distributions and taxable income/loss with respect to the fraction of the Unit not accepted for payment by Host Marriott.

(6) HOW WOULD ACCEPTING THE OFFER AFFECT ME FROM A TAX PERSPECTIVE?

  We strongly suggest that Unitholders considering tendering their Units consult their tax advisors with specific reference to their own tax situations.

  Assuming that you are an individual U.S. taxpayer, that you purchased a single Unit in the original offering, and that there is no proration of tendered Units, if you tender your Unit you will realize estimated total taxable income of $148,400. An estimated $143,300 would be characterized as capital gain and the remaining $5,100 would be characterized as ordinary income. In addition, it is estimated that you will be allocated $4,900 of ordinary income from operations for 1996. Assuming a capital gain tax rate of 28% and that you are paying taxes at the highest marginal individual federal income tax rate of 39.6% on ordinary income, you would have an estimated total federal income tax liability of $44,084 for 1996 on your 1996 income allocation and Unit sale.

  Your cash tax liability could be less if you have unused passive activity loss carryforwards from this Partnership or from other passive investments. If your investment in the Partnership is and has been your only investment in a passive activity the General Partner projects that you would have a passive activity loss carryforward of $39,500, assuming that you have properly accounted for your passive activity investment over the years.

  The income that you recognize from a sale of your Unit will be income from a passive activity. You are able to deduct passive activity loss carryforwards from prior years from your income for the current year to the extent of your net passive activity income for the year. Thus, if your net passive activity income equals or exceeds your net passive activity loss carryforward from prior years, the full amount of the carryforward losses

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

may be deducted. The passive activity loss rules govern the timing of passive activity loss utilization; however, the character of the losses is unaffected by the passive activity loss rules. Accordingly, any passive activity loss carryforwards that you have from this Partnership will be ordinary in character, even though a substantial portion of the passive activity income permitting these loss carryforwards to be used is capital gain.

  If more than 450 Units are tendered and you tender your Unit, the Purchaser will purchase a pro rata portion of your Unit. In this case, the basis of your Unit would also need to be prorated between the portion of your Unit which is sold and the portion which you retain. For example, if 600 Units are tendered as discussed in Question 5, the Purchaser will purchase 75% of your Unit and you will retain the fraction of the Unit (25%) not accepted for purchase as a result of the proration. Your taxable income in this case would be 75% of the amount above. Your 1996 ordinary income allocation through the date of sale would be unaffected by the proration.

  The computation of your 1996 federal tax liability through the sale date relating to a Unit that is tendered under two different scenarios is illustrated below:

                                                      450 UNITS     600 UNITS
                                                     ARE TENDERED  ARE TENDERED
                                                    (NO PRORATION) (PRORATION)
                                                    -------------- ------------
Amount Realized
  Cash received...................................     $ 80,000      $ 60,000
  Relief of nonrecourse debt......................      184,300       138,225
                                                       --------      --------
Total Amount Realized.............................     $264,300      $198,225
                                                       ========      ========
Less: Adjusted Basis in Partnership Unit
  Capital account at 12/31/95.....................     $(79,000)     $(59,250)
  1996 distributions..............................       (5,000)       (3,750)
  1996 taxable income through sale date...........        4,900         3,675
  Share of nonrecourse debt.......................      184,300       138,225
  Syndication costs...............................       10,700         8,025
                                                       --------      --------
Net adjusted basis in Partnership Unit............     $115,900      $ 86,925
                                                       ========      ========
  Capital gain on sale............................      143,300       107,475
  Ordinary gain on sale...........................        5,100         3,825
                                                       --------      --------
Total gain on sale................................     $148,400      $111,300
                                                       ========      ========
Tax on estimated capital gain (28%)...............     $ 40,124      $ 30,093
Tax on estimated ordinary income from sale of Unit
 (39.6%)..........................................        2,020         1,515
Tax on 1996 ordinary income from operations allo-
 cation (39.6%)...................................        1,940         1,940
                                                       --------      --------
Total estimated federal tax liability.............     $ 44,084      $ 33,548
                                                       ========      ========
Cash net of taxes paid
  Cash purchase price.............................     $ 80,000      $ 60,000
  Estimated tax liability.........................       44,084        33,548
                                                       --------      --------
  Net cash........................................     $ 35,916      $ 26,452
                                                       ========      ========

  If your Unit is prorated as a result of more than 450 Units being validly tendered, you will continue to own the prorated portion of the unit which is not purchased by the Purchaser. Accordingly, you will continue to receive cash distributions, and taxable income and loss allocations for this portion of the Unit. Your adjusted basis in your prorated Unit in this example would equal the remaining portion of the adjusted tax basis of the Unit as shown above (including the allocable portion of the debt for your prorated Unit at that time), plus the amount of any taxable income allocated to your prorated Unit after consummation of the Offer, less the amount of any cash distributions or losses allocated to your prorated Unit after consummation of the Offer.

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

(7) WHAT HAPPENS IF I DO NOT TENDER MY UNIT(S)?

  If the Offer is successful, Unitholders who elect to hold on to their Units will continue to own their Units, with the same percentage interest that they held prior to the Offer.

  If the Offer is successful, though, it will mean that the Partnership has approved certain changes to the Partnership Agreement. The General Partner and its affiliates will be permitted to vote all of the Units held by them on all matters except on transactions in which either one of them has an actual economic interest (in those instances, the unaffiliated limited partners control the vote on such interested transactions).

  If you remain in the Partnership, you will continue to receive cash distributions that are made to Unitholders. But, there is no assurance of the level of these cash distributions. It is possible that in the future the Partnership may generate significant cash distributions. However, the level of future cash distributions could be adversely affected by the future operating performance of the Partnership's hotels, by the terms that the Partnership negotiates to refinance its indebtedness when the debt becomes due in 2000, and by other factors.

  Non-tendering Unitholders will not be subject to any federal tax consequences as a result of the consummation of the Offer unless the Offer, together with other transfers of Units occurring in any twelve consecutive month period prior to and following the consummation of the Offer, were to result in a Section 708 Termination. The General Partner intends to implement measures following consummation of the Offer that are intended to prevent a
Section 708 Termination. There can be no assurance, however, that these measures will be successful.

(8) WHO IS BEARING THE COSTS OF THE OFFER?

  The Purchaser will bear all costs of the Offer, regardless of whether or not the Offer is successful. The Partnership is not bearing any of the costs of the Offer.

(9) WHAT STEPS DO I TAKE TO TENDER MY UNIT(S)?

  The process for tendering Units is straightforward. You must complete the Letter of Transmittal. In addition, remember that the Offer is conditioned upon the approval by Limited Partners of certain changes to the Partnership Agreement. To vote on these proposed amendments, simply mark the appropriate ballot boxes on the enclosed Consent Form, sign and date the Consent Form. Both the Letter of Transmittal and the Consent Form should be mailed in the enclosed postage-paid envelope to the address noted below OR faxed to 1-800-387-7365.

                                    GEMISYS
                          Attention: Proxy Department
                           7103 South Revere Parkway
                           Englewood, CO 80112-9523

PLEASE NOTE THAT WITH RESPECT TO UNITS HELD IN JOINT NAME, TENANTS IN COMMON, ETC., THE SIGNATURES OF ALL UNITHOLDERS MUST BE OBTAINED ON ALL DOCUMENTS CONNECTED WITH THIS TRANSACTION.

(10) MAY I TENDER A FRACTION OF THE UNIT I OWN?

  No. The Offer is for whole Units only. The sole exception will be for those Unitholders who currently hold a fraction of a Unit. These Unitholders may tender the entire fraction of their Unit but cannot tender any smaller portion.

(11) IF THE OFFER IS SUCCESSFUL, HOW LONG WILL IT TAKE FOR ME TO RECEIVE PAYMENT FOR MY UNIT(S)?

  The Purchaser expects that the Offer will be completed on or about December 20, 1996 (the "Expiration Date"), although unforeseen factors could cause delays. The Purchaser does not expect to determine the final results of proration or pay for any Units until at least 7 business days after the Expiration Date. If the Purchaser has extended the period of time during which the Offer is open, the term Expiration Date shall mean the time and date this extension expires.

(12) WHERE WILL PAYMENT FOR MY UNIT(S) BE SENT?

  Payment for Units will be made the same way that the cash distributions have been made. If you currently have your cash distributions sent directly to a brokerage or bank account, the payment will be made to that account. If you currently have your cash distribution sent to your residence or business address, the payment will be sent to that address.

  If you would like to change the place where your payment is sent, please see the Letter of Transmittal for instructions.

(13) WHO SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT HOW TO COMPLETE THE LETTER OF TRANSMITTAL, CONSENT FORM OR ANY OTHER DOCUMENT?

  Please contact the Information Agent listed below if you have any questions about (i) how to fill out any document, (ii) which documents must be filled out, (iii) where documents should be sent, or (iv) if you require any extra copies of any document.

                           Trust Company of America
                            Attn: Investor Services
                           7103 South Revere Parkway
                           Englewood, CO 80112-9523
                             Phone: 1-800-955-9033

  If you have more substantive questions about the Offer beyond the basic terms, the Information Agent can also direct you to the party best able to answer your questions. In addition, you can direct any substantive questions to Host Marriott Investor Relations, at (301) 380-2070.

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